

September 7, 2012

Via E-Mail
Mr. Jeffrey F. Glajch
Vice President of Finance and Administration
   and Chief Financial Officer
Graham Corporation
20 Florence Avenue
Batavia, New York 14020

> **Re: Graham Corporation**
> **Form 10-K for the fiscal year ended March 31, 2012**
> **Filed June 7, 2012**
> **File No. 001-08462**

Dear Mr. Glajch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2012

Item 8. Financial Statements

Note 15. Commitments and Contingencies, page 61

1. You disclose that you have been named as a defendant in lawsuits alleging injury from asbestos related product liability. You also disclose that "the outcome of these lawsuits cannot be determined at this time." Tell us how your disclosure about this contingency fully considers the guidance from FASB ASC 450-20-50. In particular, we note that paragraph 50-4 provides that if it is reasonably possible that you have incurred a loss or incurred a loss in excess of any amount accrued, the notes to financial statements should

disclose either (1) the reasonably possible estimated loss or range of loss or (2) state that an estimate of the reasonably possible loss or range of loss cannot be made. Please note that the disclosure is based on reasonably possible outcomes.

2. As a related matter, tell us how your disclosures in the footnotes and MD&A consider the guidance about product liability from Questions 2 and 3 of SAB Topic 5-Y.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/ Gary Todd for

Brian Cascio
Accounting Branch Chief

Copy to: Jennifer R. Condame,
          Chief Accounting Officer